WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

October 21, 2009

Joseph McCann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Home Touch Holding Company
Registration Statement on Form S-1
Amendment No. 4.
File No. 333-158713

Dear Mr. McCann:

We have filed on EDGAR the above Amendment No. 4.

With respect to your comments, please be advised as follows.

Comment 1

Due to drafting errors, the names of the companies were transposed in the first table and the amount in the second table was incorrect.  This has now been corrected and the information conforms to other disclosures in the filing.  The risk factors now read:

Our revenues are highly concentrated in several customers which accounts for more than 73% of our revenues, and our revenues could be reduced if these customers reduce their orders from us.

In our fiscal year ended March 31, 2009, the following customer accounted for the following amounts and percentages of our total revenues:

Name of Customer	Amount of Revenues	Percentage of Total Revenues
Grand Tech Construction Limited	382,050	43%
Home Touch Services Limited (related party)	145,371	16%
Shenzhen Bochuang Hi-Tech Company Limited	127,193	14%

We have no agreements with these customers, who purchases from us on purchase orders only.   If we cease to do business with these customers at current levels and are unable to generate additional sales with new and existing customers that purchase a similar amount of our products, our revenues and net income would decline considerably.

Because more than 10% of our revenues in our last fiscal quarter and last fiscal year were derived from related parties and our past financings have been obtained from related parties, a material portion of our business and financing is dependent upon related party transactions.

In our fiscal year ended March 31, 2009, the following customer accounted for the following amounts and percentages of our total revenues:

Name of Customer	Amount of Revenues	Percentage of Total Revenues
Home Touch Services Limited (related party)	145,371	14%

Home Touch Services Limited is a related party because it is owned by our officers and directors.  In addition, as of March 31, 2008, a balance of $382,702 due to related parties represented temporary advances from a related company, which is controlled by Mr. David Gunawan Ng and Ms. Stella Wai Yau. The balance was unsecured, non-interest bearing and repayable on demand.  For the year ended March 31, 2009, we received the additional advances of $66,949 and the balance of $449,651 due to related parties was waived by the related company subsequently.  As a result, a material portion of our business and financing is dependent upon related party transactions.

Comment 2

Supplemented exhibits 10.14 and 10.15 containing the requested information have been filed.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.